November 6, 2014

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Vanessa Robertson, Senior Staff Accountant

Re:	ARIAD Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File Number: 001-36172

Ladies and Gentlemen:

On behalf of ARIAD Pharmaceuticals, Inc., a Delaware corporation (the “Company”), I hereby submit the Company’s responses (this “Response Letter”) to comments contained in the letter dated October 23, 2014, from Jim B. Rosenberg, Senior Assistant Chief Accountant, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”), which was filed with the Commission on March 3, 2014.

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Unless otherwise stated, all references to “ARIAD,” “we,” “us,” “our,” the “Company” and similar designations refer to ARIAD Pharmaceuticals, Inc. and its subsidiaries. Page numbers referred to in the responses reference page numbers in the Form 10-K.

Notes to Consolidated Financial Statements

19. Litigation, page 108

1.	Comment: You state that “At this time, no assessment can be made as to the likely outcome of these lawsuits or whether the outcome will be material to the Company.” We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please provide us proposed disclosure to be included in future periodic reports for all legal proceedings to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated.

ARIAD PHARMACEUTICALS, INC.

26 LANDSDOWNE STREET • CAMBRIDGE MASSACHUSETTS 02139-4234 • TELEPHONE 617 494 0400 • FACSIMILE 617 494 8144

ARIAD Pharmaceuticals, Inc.

November 6, 2014

Response: In response to this comment, the Company proposes to revise the disclosure in its future filings as set forth on Exhibit A attached hereto. A marked copy from the existing disclosure in the Form 10-K is provided for ease of reference. The Company intends to reflect these changes (together with any material updates in the legal proceedings since the Form 10-K) in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, its Annual Report on Form 10-K for the fiscal year ending December 31, 2014, and in all future filings by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), where such disclosure is applicable.

* * * * *

In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

As requested, this Response Letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Staff may have additional comments after reviewing this Response Letter and the proposed revised disclosure.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at (617) 621-2204, or our outside counsel, Scott A. Samuels, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (617) 348-1798. Thank you for your time and attention.

Sincerely,

/s/ Edward M. Fitzgerald
Edward M. Fitzgerald
Executive Vice President,
Chief Financial Officer and Treasurer

cc:	ARIAD Pharmaceuticals, Inc.
Harvey J. Berger, M.D.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.
Scott A. Samuels, Esq.

ARIAD Pharmaceuticals, Inc.

November 6, 2014

Exhibit A

Proposed Revised Disclosure

19.	Litigation

On October 10, 2013, October 17, 2013, December 3, 2013 and December 6, 2013, purported shareholder class actions, styled Jimmy Wang v. ARIAD Pharmaceuticals, Inc., et al., James L. Burch v. ARIAD Pharmaceuticals, Inc., et al., Greater Pennsylvania Carpenters’ Pension Fund v. ARIAD Pharmaceuticals, Inc., et al, and Nabil Elmachtoub v. ARIAD Pharmaceuticals, Inc., et al, respectively, were filed in the United States District Court for the District of Massachusetts (the “District Court”), naming the Company and certain of its officers as defendants. The lawsuits allege that the Company made material misrepresentations and/or omissions of material fact regarding clinical and safety data for Iclusig in its public disclosures during the period from December 12, 2011 through October 8, 2013 or October 17, 2013, in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. On January 9, 2014, the District Court consolidated the actions and appointed lead plaintiffs. On February 18, 2014, the lead plaintiffs filed an amended complaint as contemplated by the order of the District Court. The amended complaint extends the class period for the Securities Exchange Act claims through October 30, 2013. In addition, plaintiffs allege that certain of the Company’s officers, present and former directors and certain underwriters made material misrepresentations and/or omissions of material fact regarding clinical and safety data for Iclusig in connection with the Company’s January 24, 2013 follow-on public offering of common stock in violation of Sections 11 and 15 of the Securities Act of 1933, as amended. The plaintiffs seek unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including attorney’s fees.

On November 6, 2013, a purported derivative lawsuit, styled Yu Liang v. ARIAD Pharmaceuticals, Inc., et al., was filed in the United States District Court for the District of Massachusetts (the “District Court”), on behalf of the Company naming its directors and certain of its officers as defendants. On December 6, 2013, an additional purported derivative lawsuit, styled Arkady Livitz v. Harvey J. Berger, et al, was filed in the District Court. The lawsuits allege that the Company’s directors and certain of its officers breached their fiduciary duties related to the clinical development and commercialization of Iclusig and by making misrepresentations regarding the safety and commercial marketability of Iclusig. The lawsuits also assert claims for unjust enrichment and corporate waste, and for misappropriation of information and insider trading by the officers named as defendants. On January 23, 2014, the District Court consolidated the actions. On February 3, 2014, plaintiffs designated the Yu Liang complaint as the operative complaint as contemplated by the order of the District Court. The plaintiffs seek unspecified monetary damages, changes in the Company’s corporate governance policies and internal procedures, restitution and disgorgement from the individually named defendants, and an award of costs and expenses, including attorney fees.

Additional complaints may be filed against the Company and its directors and officers related to the Company’s disclosures and announcements concerning the safety, marketing and commercial distribution and further clinical development of Iclusig in the United States.

The Company believes that these actions are without merit. At this time, ~~no assessment can be made as to the likely outcome of these lawsuits or whether the outcome will be material to the Company.~~ the Company has not recorded a liability related to damages in connection with these matters because it believes that any potential loss is not currently probable or reasonably estimable under U.S. GAAP. In addition, due to the early stages of the matters described above, the Company cannot reasonably estimate the possible loss or range of loss, if any, that may result from these matters.

From time to time, the Company may be subject to various claims and legal proceedings. If the potential loss from any claim, asserted or unasserted, or legal proceedings is considered probable and the amount in reasonably estimated, the Company will accrue a liability for the estimated loss.